VELAN CAPITAL, L.P.
1055b Powers Place
Alpharetta, GA 30009

June 11, 2019

Dear Fellow Progenics Stockholder:

Velan Capital, L.P., together with the other participants (collectively, "Velan" or "we") in its call for change at Progenics Pharmaceuticals, Inc. ("Progenics" or the "Company"), collectively beneficially owns approximately 9.2% of the Company's outstanding shares as of the May 13, 2019 record date for the 2019 Annual Meeting, making us the second largest stockholder.

Last week, the Progenics Board of Directors (the "Board") again chose to dilute stockholders by issuing equity. The Board issued 1.63 million shares of Progenics common stock at approximately $4.20 per share for a milestone payment associated with its acquisition of AZEDRA. The Board chose to issue this dilutive equity rather than make this payment from its ample balance sheet cash reserves of ~$110 million. Given the circumstances, **we see no rational reason to issue this costly and undervalued equity.**

This situation is simple. The Board does not have stockholders' best interests at heart. **Peter Crowley and Michael Kishbauch, the sole members of the Compensation Committee, own ZERO shares of common stock[i]** and **support flawed corporate goals,** which we believe incentivizes the dilution of stockholders for the personal gain of executives and directors.

The Board's election to further dilute stockholders signifies two alarming issues to us: (i) the Board may not believe in the long-term potential of Progenics, and (ii) the directors do not own a material amount of Progenics' stock, so any dilution is immaterial to their personal wealth. Conversely, Velan believes in the upside potential of the Company and has clearly been a buyer rather than seller of shares. **We believe the long-term potential of Progenics would be vastly superior under an improved Board.**

The TEN MONTHS that passed before AZEDRA dosed a patient, the SIX YEARS the Board sat idle on MIP-1095, the decision to disregard the opinions of its second largest stockholder, and the TEN YEARS of underperformance and squandered opportunities under Chairman Peter Crowley prove to us that **the Board does not care about you, one of the true owners of the Company.** While the Company's stock price and stockholders have suffered, the Board sits comfortably.

Clarifying Misleading Statements by the Board

The Board proclaims to be "fellow shareholder[s]", yet the non-executive directors collectively own only ~0.06% of Progenics common stock, **with Peter Crowley and Michael Kishbauch owning ZERO shares of Progenics common stock.[i]** We believe the Board's failure to unlock the significant value that remains trapped in Progenics shares is in large part a function of a troubling misalignment of interests between the directors and Progenics stockholders.

It is therefore not surprising that the Board seems to have chosen to engage in a campaign of misinformation and misleading statements in order to preserve the status quo where minimal accountability is rewarded with hefty paychecks. We would like to set the record straight:

- We are seeking improvements and much needed change for the benefit of **ALL** stockholders.

- Velan Capital is not a hedge fund, but rather a private investment partnership of experienced specialty pharmaceutical executives and financial services experts, with no outside or passive investors. Contrary to the Board, we have a truly aligned financial interest in Progenics.
- Messrs. Crowley (Chairman of the Board) and Kishbauch (Chairman of the Nominating and Corporate Governance Committee) apparently do not want shareholder representation on the Board, given their decision to invalidate our nomination and not allow stockholders to vote on an alternate slate of highly-qualified candidates. True accountability would threaten the **culture of undeserved self-enrichment created by Messrs. Crowley and Kishbauch, as sole members of the Compensation Committee, where insiders benefit, and stockholders suffer.**
- The Board does not seem to believe that stockholders deserve better. **WE DISAGREE.**
- We believe a reconstituted and much improved Board is urgently needed to (i) fix operational, financial, and strategic missteps, (ii) hold everyone accountable for achieving sufficiently ambitious goals and (iii) end rich annual payouts without commensurate results.

This is a Rare Moment – The Opportunity for Stockholders to Make Their Voices Heard

We resorted to public action because we believe there is a need for proper oversight by the Board. We at Velan have serious issues with the Board's misalignment with stockholders. **As the sole members of the Compensation Committee, Messrs. Crowley and Kishbauch have established a culture where dilution is incentivized in return for hefty paydays.** The Board, led by Chairman Crowley, has failed stockholders in multiple ways:

1. Dismal Share Price Performance ... Stockholders Suffer, Yet The Board Sits Comfortably

In the Company's own words, "our stock price is a meaningful measure of our progress against these goals."

During the tenures of Messrs. Crowley (over ten years) and Kishbauch (almost six years), Progenics' **stock price has declined 44% and 28%**, respectively.[ii]

Over this time, Messrs. Crowley and Kishbauch were paid approximately $3 million and $1 million, respectively, while Progenics' stock price continues to languish. Meanwhile, Messrs. Crowley and Kishbauch remain unaffected due to their lack of common stock ownership. In fact, Progenics stock price declines might be welcomed by the Board and management team since they have seemingly responded by boosting cash pay and granting an increased number of annual stock options at lower strike prices, thereby further enriching themselves at the expense of stockholders. Unfortunately, heads they win, tails we lose!

2. Preference for Dilution ... Stockholders Suffer, But Progenics Team Gets Paid

Since Chairman Crowley's reign began in 2009, Progenics has completed equity financings raising more than $200 million, which currently represents over 50% of the Company's fully-diluted equity value[iii].

On June 5, 2019, Progenics issued 1,632,120 shares of the Company's common stock to former stockholders of Molecular Insight Pharmaceuticals, Inc. ("MIP") as a result of the first commercial sale of AZEDRA. Instead of paying this milestone in cash, Progenics **elected** to pay it in stock.

In 2018 alone, ~$100 million of dilutive equity was raised, yet apparently that was not enough.

During the Jefferies Healthcare Conference on June 6, 2019, Mark Baker, Progenics' CEO, presented an update on the business to investors seeming pleased with the Company's trajectory amid AZEDRA's first commercial dosing. **Stockholders have been waiting TEN MONTHS for an AZEDRA patient to be dosed, and when it happened, the Board harmed stockholders by choosing further dilution.** Why such a consistent preference for dilution? Keep reading ...

3.   Flawed Corporate Goals, Such as Year-End Cash, Incentivize Decisions That Harm Stockholders

We believe the Board chose to pay a milestone in stock in order to support a bloated budget and perverse incentives put in place by Compensation Committee members Crowley and Kishbauch.

Per the Company's proxy statement, in 2018, the "Compensation Committee established a goal for the Company to end 2018 with at least $83 million of cash". **We suspect that Messrs. Crowley and Kishbauch set a similar year-end cash goal for 2019.** Doing so without requiring the cash to come from operational improvement **incentivizes management to achieve milestones in the form of dilutive and expensive stock issuances.**

Conserving cash at stockholders' expense allows management to artificially meet its cash bonus goals. Stock price performance or total stockholder return ("TSR") conditions apparently do not apply to executive compensation or director compensation at Progenics.

4.   Inappropriate Performance Evaluation ... So That Executives and Directors Still Get Paid

Given the Company's poor execution and its dismal share price performance, would investors give this management team grades of 114%, 99%, and 100% on its corporate goals for 2015, 2016 and 2017, respectively? **Messrs. Crowley and Kishbauch did.** Furthermore, they determined that in 2017 the "AZEDRA commercialization ready" corporate goal was exceeded at 133% of its objective. In reality, it took until June 2019 for a patient to be dosed.

Progenics disclosed that in 2018 the Board gave management an overall performance score of 91%, including 80% for "maximize[ing] value of AZEDRA" and 100% for "increase[ing] value of pipeline", during a period in which AZEDRA generated zero sales, the 1404 clinical trial was unsuccessful, and the 1095 Phase 2 trial was not initiated.

Notwithstanding flawed (discretionary, misaligned and undemanding) corporate goals, the Company does not even deliver against its own targets, falling back, in our view, on inaccurate or misleading excuses or explanations, including what might be called "magical math". For example, expenses came in ABOVE the Company's own bloated budget in 2018, yet the Compensation Committee claimed that executives "managed operations within the Company's budget" and "substantially met its operating expense target".

Messrs. Crowley and Kishbauch, as the sole members of the Compensation Committee, have shown a persistent unwillingness to hold management accountable for delays, inefficient operating performance, and squandered opportunities.

Unfortunately, the Board has put stockholders' money where its mouth is.

VELAN CAPITAL, L.P.
1055b Powers Place
Alpharetta, GA 30009

* * *

Your vote at the 2019 Annual Meeting scheduled to be held on July 11, 2019 should reflect your view on the performance of the Board, particularly **Messrs. Crowley and Kishbauch**, whom we believe are most responsible for the lack of accountability and poor corporate governance practices at Progenics. As Chairman of the Board and Chairman of the Nominating and Corporate Governance Committee, respectively, and who together represent the sole members of the Compensation Committee, they have failed stockholders.

Stockholders need to send a message that paying bonuses based on subjective judgements are not acceptable and that pursuing dilutive and value destructive decisions at the expense of stockholders will no longer be tolerated.

By voting the <u>GREEN </u>proxy card, you, a true fellow stockholder, can send that message today!

Sincerely,

Bala Venkataraman
Velan Capital, L.P.
www.SavePGNX.com

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[i] Excludes shares underlying exercisable options held by non-executive directors.
[ii] Share price performance as of June 7, 2019.
[iii] Market capitalization as of June 7, 2019.